As filed with the Securities and Exchange Commission on September 2, 2004

Registration No. 33-

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL EPOINT, INC.

(Exact name of registrant as specified in its charter)

Nevada	33-0423037
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

339 South Cheryl Lane

City of Industry, California 91789

(909) 869-1688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Toresa Lou, Chief Executive Officer

Global ePoint, Inc.

339 South Cheryl Lane

City of Industry, California 91789

(909) 869-1688

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copy to:

Daniel K. Donahue, Esq.

Preston Gates & Ellis LLP

1900 Main Street, Suite 600

Irvine, California 92614-7319

(949) 253-0900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $.03 par value per share	2,163,334 shares	$2.86	$6,187,136	$784

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices of the registrant’s common stock on August 31, 2004 on the NASDAQ stock market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2004

PROSPECTUS

GLOBAL EPOINT, INC.

2,163,334 SHARES

OF COMMON STOCK

This prospectus relates to shares of common stock of Global ePoint, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 2,163,334 shares of our common stock, of which 330,000 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the NASDAQ stock market or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive gross proceeds of up to approximately $1,570,800 from the exercise of the warrants, however, if and when they are exercised.

Our common stock is listed on the NASDAQ stock market and traded under the symbol “GEPT.” On August 31, 2004, the closing price of the common stock on the NASDAQ stock market was $3.02 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

In this prospectus, “Global ePoint,” the “company,” “we,” “us,” and “our” refer to Global ePoint, Inc., a Nevada corporation and its subsidiaries.

ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. Words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “could,” “seek,” “intends,” “plans,” “potential,” “continue,” “estimates,” “anticipates,” “predicts,” and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this prospectus. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements. Although forward-looking statements in this prospectus reflect the current good faith judgment of our management, such statements are based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause our actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this prospectus under the caption “Risk Factors” and in the other documents we file with the SEC in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this prospectus. We caution readers not to place undue reliance upon any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read this entire prospectus carefully.

The Company

Global ePoint, Inc. and its subsidiaries is a provider of computers, computing solutions, and digital video products. Our business is operated from three divisions: our contract manufacturing division, our digital technology division, and our aviation division.

Our contract manufacturing division manufactures customized computing systems for the industrial, business and consumer markets, with the capability of specialized, custom-manufacture of other electronic products and systems. In addition to custom manufacturing, the division also sources and distributes electronic components and parts.

Our digital technology division focuses on designing, marketing and selling digital video products, primarily for commercial, industrial and law enforcement surveillance systems. In April 2004, we acquired from Next Venture, Inc. substantially all of the assets used in Next Venture’s Perpetual digital division, including intellectual property and ongoing supply agreements. Perpetual is a systems integrator and supplier of digital video recording systems for commercial and industrial security surveillance. This division is in its early stages of growth, and continues to concentrate on developing and acquiring new products and technologies and has not yet produced significant revenues.

Our aviation division is comprised of our newly acquired flight support business, which we refer to as “Global Airworks.” The division’s current products include cockpit door surveillance systems which uses digital video technology to allow the pilot to view activity behind the secured cockpit door from the cockpit. The division has also developed an electronic flight bag that uses digital technology to store and retrieve flight manuals and procedures. The division also provides wire and harness solutions for various electrical applications within an aircraft. We acquired the assets comprising our Global Airworks business in April, 2004.

Our executive offices are located at 339 S. Cheryl Lane, City of Industry, CA 91789, telephone (909) 869-1688.

The Offering

This offering relates to the offer and sale of our common shares by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

We rely on related parties for a substantial portion of our revenues and as the primary source for our component and subsystem purchases. The loss of business from any of these related parties would adversely affect our business. In the ordinary course of our business, we purchase from, sell products to and perform contract manufacturing services for a number of related parties that are owned or otherwise controlled by Mr. John Pan, our chief financial officer, chairman, and majority stockholder. During 2003 and the first six months of 2004 we purchased approximately $12.6 and $2.8 million, respectively, worth of products from these related parties. This represents 65% and 34% of our overall cost of goods for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. In addition, during 2003 and the first six months of 2004, we sold approximately $11.8 and $4.4 million, respectively, worth of products and contract manufacturing services to these related parties. This represents 55% and 43% of our overall sales for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. We believe that these related party relationships provide access to attractively priced components and products and an additional and substantial amount of sales revenues. However, there are no agreements, written or otherwise, between Global ePoint and these related parties obligating such parties to transact business with us in the future. As a result, these types of related party transactions could cease at any time. If our transactions with these related parties cease, our business would be adversely affected.

Our current revenues and purchases are dependent on a limited number of customers and suppliers, most of which are related parties. For the years ended December 31, 2003 and 2002, three and two customers, respectively, accounted for 83% and 86%, respectively, of our sales. For the six months ended June 30, 2004 and 2003, four and two customers, respectively, accounted for 79% and 87%, respectively, of our sales. Two of these customers in 2004 were related parties. During the fiscal years 2003 and 2002, two vendors accounted for 65% and 83%, respectively, of our purchases. During the six months ending June 30, 2004 three vendors accounted for 40% of our purchases. Two of these vendors were related parties. If we were to lose one or more of those customers before we are able to secure sales from other customers, our income and financial condition would be materially adversely affected. If we are unable to enter into and maintain satisfactory distribution arrangements with leading suppliers and an adequate supply of products, our sales could be adversely affected.

We are an emerging growth company with limited operating history. Following our acquisition of McDigit, Inc. in August 2003, and having essentially ceased operations of our prior businesses, we recommenced operations as a new business engaged in designing and selling industrial, business and consumer computers and computing solutions and digital video, audio and data transmission and recording products. In 2004, we acquired substantial operating assets included in our digital technology division and aviation division. As a result, we have a limited history operating our current businesses and forecasting our sales. The future success of our business will depend on our ability to successfully operate our recently acquired businesses, all of which are in highly competitive markets. Moreover, our digital technology division operates in a new and emerging market and has not made any material revenues to date. As a new company, it will be necessary for us to implement additional operational, financial and other controls and procedures in order to be successful.

Our digital technology business is new and based on emerging technologies. Market demand for digital technologies is uncertain. We have a limited history of marketing and selling our digital video products, and have, to date, not realized any material revenues from the sale of these products. We continue to assess internal and external feedback relating to these products but cannot guarantee that we will be able to successfully sell products based on those technologies. We initially focused on law enforcement and the military as potential markets for our digital video products and recently began to focus on other potential market segments, including industrial, commercial and homeland security. Demand for our digital video, audio and data transmission and recording products is uncertain as, among other reasons, our customers and potential customers may:

•	not accept our emerging technologies or shift to other technologies;

•	experience technical difficulty in installing or utilizing our products; or

•	use alternative solutions to achieve their business objectives.

The recent global economic slowdown and the decline in information technology spending adversely affected our revenues and any future decline would adversely impact our markets and revenues. We believe that sales of our products were negatively impacted by the recent worldwide economic slowdown, especially in the information technology markets. Although there are signs of an economic recovery, if general economic and industry conditions fail to improve or again deteriorate, demand for our products could continue to be adversely affected, as could the financial health of our customers, suppliers and the related party vendors and customers. We believe that reductions in state and federal budgets as a result of current economic conditions have also adversely affected our potential sales to many customers in the public sector. In addition, war and the related political and economic uncertainties, terrorist attacks, national and international responses to terrorist attacks, and other acts of war or hostility could materially adversely affect our future operating results and financial condition.

The lengthy and variable sales cycle for products sold by our digital technology division makes it difficult to predict sales and may result in fluctuations in quarterly operating results. Because customers often require a significant amount of time to evaluate products sold by our digital technology division before purchasing, the sales cycle associated with these products can be lengthy (up to six months to more than one year). The sales cycles for these products also varies from customer to customer and are subject to a number of significant risks over which we have little or no control.

During the evaluation period, customers may defer, scale down, or decide not to proceed with proposed orders for various reasons, including:

•	changes in budgets and purchasing priorities;

•	reduced need to upgrade existing systems;

•	deferral of purchases in anticipation of enhancements or new products;

•	introduction of products by our competitors; and

•	lower prices offered by our competitors.

Additionally, other factors, many of which are outside of our control, can cause fluctuations in our quarterly operating results, including:

•	the size, timing, terms and conditions of orders from and shipments to customers;

•	unanticipated delays or problems in releasing new products;

•	the timing and success of deployment of products and services;

•	unanticipated technological problems with our products;

•	our ability to enter into new business transactions under favorable terms; and

•	the amount and timing of investments in research and development activities.

As a result of the long sales cycles for these products and the potential for not consummating a sale due to reasons beyond our control, it is difficult to forecast sales from one quarter to the next. The deferral or loss of one or more significant sales could materially decrease operating results in any fiscal quarter, particularly if there are significant sales and marketing expenses associated with the deferred or lost sales. Current and future expense levels are based on internal operating plans and sales forecasts, and therefore our operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues.

Our future success will depend upon our ability to react to changes in our primary markets and identify new markets for potential expansion. The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. Additionally, our failure to identify new, viable markets for our products and applications may not allow us to maximize our potential returns. It is critical to our success to be able to anticipate changes in technology or in industry standards and to successfully develop and introduce new, enhanced, and competitive products on a timely basis. There can be no assurance that we will successfully develop new products, introduce new applications for existing products, identify new markets, that new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete.

If we are unable to compete successfully, our business, financial condition and operating results could suffer. The global market for computers and digital video, audio and data transmission and recording products is intensely competitive, both in the number and breadth of competing companies and products and the manner in which products are sold. The market for our products is characterized by aggressive pricing by several large branded and numerous generic competitors, short product life cycles, and price sensitivity by customers. We compete primarily on the basis of price, quality, in-time, scaleable production capabilities and customer service. To the extent we are unable to compete successfully, our revenues and business prospects would be affected adversely. We expect these competitive pressures to continue into the foreseeable future.

Competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion, and sale of their products. Substantially all of our competitors have longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors or alliances among competitors could emerge and rapidly gain significant market share. In addition, some customers may in the future decide to develop internally their own solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products, which could result in decreased revenues and increased expenditures.

We are dependent on securing contracts with a number of government agencies for our digital technology products. During the foreseeable future, a portion of the anticipated growth in our digital technology division will be dependent on the expansion of relationships with government agencies, including law enforcement agencies. Government contracts are subject to many risks and uncertainties, some of which are not found in contracts with private parties. Some of these risks include:

•	decreases in the levels of government expenditures and authorizations for law enforcement and security related programs;

•	resource allocation shifts to programs in areas where we do not provide products;

•	prevention from entering into new government contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

•	failure to receive security clearances required to sell products to governments or revocation of such security clearances;

•	impairment of our reputation or relationship with government agencies;

•	changes in government procurement procedures; and

•	suspension of our ability to contract with a domestic or foreign government, or any significant law enforcement agency.

Government regulation of communications monitoring could cause a decline in the use of our digital video surveillance products, result in increased expenses, or subject us and our customers to regulation or liability. As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video, and data transmissions over public communications networks. For example, the products we sell to law enforcement agencies, which interface with a variety of wireline, wireless, and Internet protocol networks must comply in the United States with the technical standards established by the Federal Communications Commission pursuant to the Communications Assistance for Law Enforcement Act and in Europe by the European Telecommunications Standard Institute. The adoption of new laws governing the use of our products or changes made to existing laws could cause a decline in the use of our products and could result in increased costs, particularly if we are required to modify or redesign products to accommodate these new or changing laws.

Our products may contain undetected technological defects, which could impair their market acceptance. We market and sell products that are technologically complex. Our products may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may incur significant costs to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. In addition, product defects or errors may result in product liability claims, which could cause adverse publicity and impair market acceptance of our products. Our digital video surveillance products have not been manufactured in production volumes to date and may contain undetected defects that manifest themselves only after we produce them in production volumes.

Technical defects or errors may not be discovered until after a product has been released and used by the customer. Moreover, our products and technology must interface with the technologies of many other technology and product providers in order to satisfy the end-users’ needs. If a third-party’s products are not operating properly or contain errors, the timing of shipments of our products could be delayed. For example, in the fourth quarter of 2003, the operating system software that was to be installed on the consumer PCs that we were shipping to Avatar Technology, Inc. for sale to a customer in Latin America contained errors that had to be corrected by the software vendor. These errors caused a delay in the shipment of orders of our products to this market until the problem was corrected in the first quarter of 2004.

Our intellectual property rights may not be adequate to protect our business. We currently do not hold any patents for our products. To date, we have filed one patent application relating to certain elements of the technology underlying our digital video surveillance products. Although we expect to continue filing, where applicable, patent applications related to our technology, no assurances can be given that any patent will be issued on our patent application or any other application that we may file in the future or that, if such patents are issued, they will be sufficiently broad to adequately protect our technology. In addition, we cannot assure you that any patents that may be issued to us will not be challenged, invalidated, or circumvented.

Even if we are issued patents, they may not stop a competitor from illegally using our patented applications and materials. In such event, we would incur substantial costs and expenses, including lost time of management in addressing and litigating, if necessary, such matters. Additionally, we rely upon a combination of copyright, trademark and trade secret laws, license agreements and nondisclosure agreements with third parties and employees having access to confidential information or receiving unpatented proprietary know-how, trade secrets and technology to protect our proprietary rights and technology. These laws and agreements provide only limited protection. We can give no assurance that these measures will adequately protect us from misappropriation of proprietary information.

Our products may infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions. The information technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our digital video surveillance products infringe their intellectual property and they may do so in the future. Any allegation of infringement could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays or force us to enter into royalty, license, or other agreements rather than dispute the merits of such allegation. If patent holders or other holders of intellectual property initiate legal proceedings, we may be forced into protracted and costly litigation. We may not be successful in defending such litigation and may not be able to procure any required royalty or license agreements on acceptable terms or at all.

If our products infringe on the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties in the event any third party asserts infringement claims directly against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using, or in the case of value added resellers, selling our products.

Failure to hire and retain qualified personnel could limit our ability to grow. We depend on the continued services of our executive officers and other key personnel including our current chief executive officer and chief financial officer. If we were to lose the services of one or more of our key personnel our business would be adversely affected. In addition, in connection with the shifted focus of our business we may need to attract and retain a substantial number of new employees, particularly sales and marketing personnel and technical personnel who understand and have experience with our emerging products and services. If we are unable to attract and retain qualified employees, our ability to grow could be impaired. Competition for qualified personnel is intense, and we have experienced difficulty in recruiting qualified personnel due to the market demand for their services.

We rely on our suppliers to provide us with materials for our products. If our suppliers fail to provide quality materials in a timely manner, our ability to deliver our products could be delayed or adversely affected. We require a high volume of quality products and components for our contract manufacturing operations, substantially all of which we obtain from outside suppliers. Most of our current suppliers are related parties. In some circumstances we maintain single-source supplier relationships. If the supply of a key material product or component is delayed or curtailed, our ability to ship in desired quantities and in a timely and cost-effective manner could be adversely affected. We seek to mitigate such risks by having dual sources of supply where appropriate and by using reputable and reliable suppliers. However, even where multiple suppliers are available, certain key components are at times subject to industry-wide availability and pricing pressures. If the cost of our components increases for any reason, our gross margins will be negatively impacted. Moreover, in cases where we need to switch to another supplier and alternative sources of supply are available, qualification of the sources and establishment of reliable supplies could result in delays and possible reduction in our sales.

Our reliance on third-party suppliers of key products and components also exposes us to potential product quality issues that could affect the reliability and performance of our products. If we are unable to ship our products and solutions in desired quantities and in a timely manner due to a delay or curtailment of the supply of material products or components, or product quality issues due to faulty products or components manufactured by third-party suppliers, the market for our products or services could be adversely affected with a resulting reduction in revenues and gross margin.

Our business strategy includes acquiring certain businesses and entering into joint ventures and strategic alliances. Failure to successfully integrate such businesses, joint ventures, or strategic alliances into our operations could adversely affect our business. In the past, we have acquired companies and assets and entered into certain strategic alliances, including the purchase of assets from Next Venture, Inc. and AirWorks, Inc. in April 2004. We also may make additional acquisitions and enter into joint ventures in the future. While we believe we will effectively integrate such businesses, joint ventures, or strategic alliances with our own, we may be unable to successfully do so and may be unable to realize expected cost savings and/or sales growth. Regarding the assets purchased from Next Venture and AirWorks, the acquired businesses are in emerging markets and their performance is subject to the inherent volatility of such markets. Furthermore, AirWorks’ assets were purchased from an assignee for the benefit of creditors, which means that the business was not successful in the past. Acquisitions, joint ventures and strategic alliances may involve significant other risks and uncertainties, including distraction of management’s attention away from normal business operations, insufficient revenue generation to offset liabilities assumed and expenses associated with the transaction, and unidentified issues not discovered in our due diligence process, such as product quality and technology issues and legal contingencies. In addition, in the case of acquisitions, we may be unable to smoothly integrate the acquired companies’ marketing, technology, production, development, distribution and management systems. Our operating results could be adversely affected by any problems arising during or from acquisitions or from modifications or termination of joint ventures and strategic alliances or the inability to effectively integrate any future acquisitions.

We may require additional funding in the future to continue to operate our business. We completed the private placement sale of our Series A Preferred Stock in August 2004 for the gross proceeds of $5.5 million. While the proceeds of that private placement satisfy our short-term working capital needs, it is likely that we will need to raise additional funds to finance our activities beyond the next 12 months. In the event we need to raise additional financing, there can be no assurance that any such financing will be available on acceptable terms. If such financing is not available on satisfactory terms, we may be unable to continue or expand our business as desired and operating results may be adversely affected. Debt financing will increase expenses and must be repaid regardless of operating results. Equity financing could result in dilution to existing stockholders.

In addition, any financing arrangement may have potentially adverse effects on us or our stockholders. Debt financing (if available and undertaken) may involve restrictions limiting our operating flexibility. Moreover, if we issue equity securities to raise additional funds, the following results may occur:

•	the percentage ownership of our existing stockholders will be reduced;

•	our stockholders may experience additional dilution in net book value per share; or

•	the new equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock.

No assurances can be given that continued expenditures on research and development will prove beneficial. We intend to continue significant expenditures on research and development to develop new products and enhance its existing products, especially in its digital technology division. While we believe that these current research and development expenditures will be beneficial in the long-term development of its business, there can be no assurance that our development and enhancement of products will be successful. Research and development expenditures are incurred substantially in advance of related revenue and in some cases do not result in the generation of revenue.

Orders for our computer products are generally cancelable or may be delayed by our customers without substantial penalties. Orders for our computer products have been cancelled or delayed by our customers in the past. In general we attempt to work with our customers if there is a need to delay or cancel an order. There can be no assurance that similar cancellations or delays will not occur in the future. In the event that cancellations or order delays occur, our operating results will be negatively impacted.

We may be obligated to issue more shares of common stock as a result of our recent acquisitions, and your ownership interest in Global ePoint may be diluted as a result. Pursuant to the reorganization and stock purchase agreement related to the acquisition of McDigit, we may be obligated to issue additional shares of our common stock to Mr. John Pan based on the achievement by us of specific financial milestones in 2004 and 2005 and on the occurrence of other specific conditions. Accordingly, the final number of shares of our common stock that may be issued pursuant to this agreement may not be known until sometime in 2006; provided, that we know that the aggregate number of shares of common stock that may be issued pursuant to the agreement will not exceed 85% of the then issued and outstanding shares of our common stock. In addition, we may be required to assume more debt or issue common stock to support our recent purchases of assets from Next Venture and AirWorks’ assignee. We will be required to issue common stock in consideration for the assets purchased from Next Venture if certain performance goals are attained. Furthermore, we have borrowed money to support the purchase of AirWorks’ assets and we may be required to borrow additional funds and/or issue stock to cover additional payments required by the asset purchase agreement with AirWorks. If additional common stock is issued, current stockholders’ ownership percentage and earnings per share would become diluted.

Two of our former employees and directors have made negative assertions about us, and similar assertions in the future could harm our reputation and cause us to expend resources in response. Following the restructuring of our digital technology division in January 2004, two former employees of this division who were also directors of Global ePoint, resigned from the board. These resignations were reported in our current report on Form 8-K dated January 26, 2004. At the time of their resignation and for several months prior to that time, these individuals had made a number of allegations against the company and our board of improper acts and business practices. In response to these allegations, our audit committee, composed of independent directors, investigated the specific allegations which were brought to the attention of the officers and directors of Global ePoint by these individuals. The audit committee solicited the advice of legal counsel and independent accountants in connection with its investigation. Following its investigation, the audit committee concluded that there was no basis for the allegations that had been made. Since the date of their resignations, Global ePoint has not received any further contact from these individuals. However, there can be no assurance that claims will not be brought by these individuals.

USE OF PROCEEDS

We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $1,570,800 from the exercise of the warrants to purchase 330,000 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the net proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised.

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 2,163,334 shares of our common stock issuable upon conversion of Series A Preferred Stock and the exercise of warrants held by the stockholders named in the table below. The selling stockholders may convert their shares of Series A Preferred Stock into shares of common stock and exercise their warrants at any time in their sole discretion. All of the selling stockholders named below acquired their shares of our Series A Preferred Stock and warrants directly from us in private transactions.

The Series A Preferred Stock is initially convertible into shares of common stock at $4.55 per share. In the event of any conversions of the Series A Preferred Stock after December 3, 2004, if the market price of our common stock is less than $4.76, then the conversion price applicable to that particular conversion shall be adjusted to a price that shall equal eighty-five percent (85%) of the market price on such conversion date; provided, that, in no event shall the adjusted conversion price be less than $3.00 per share. The exercise price for the warrants to purchase shares of our common stock is $4.76 per share.

The following table sets forth certain information known to us as of the date of this prospectus and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The number of shares of common stock set forth in the table below assumes that each share of Series A Preferred Stock is converted into shares of our common stock at the minimum conversion price of $3.00 per share. If the selling stockholders convert at a higher conversion price, the number of shares of common stock sold pursuant to this prospectus will decrease. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table assumes that each stockholder exercises all of its warrants and sells all of the shares issued upon exercise thereof, and that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially owned before the offering			Number of Shares being offered	Shares beneficially owned after offering
Name of beneficial owner	Number		Percentage		Number	Percentage
Mercator Advisory Group, LLC (1)	66,000	(2)	0.61%	66,000	0	0%
Mercator Momentum Fund, LP (1)	492,874	(3)	4.53%	492,874	0	0%
Mercator Momentum Fund III, LP (1)	566,280	(4)	5.20%	566,280	0	0%
Monarch Pointe Fund, Ltd. (5)	1,038,180	(6)	9.54%	1,038,180	0	0%

(1)	David Firestone is the Managing Member of Mercator Advisory Group, LLC, which is the General Partner of Mercator Momentum Fund, LP, and Mercator Momentum Fund III, LP.

(2)	Represents shares issuable upon exercise of a warrant to purchase common stock.

(3)	Includes 62,040 shares issuable upon exercise of a warrant to purchase common stock.

(4)	Includes 71,280 shares issuable upon exercise of a warrant to purchase common stock.

(5)	David Firestone is the President of Monarch Pointe Fund, Ltd.

(6)	Includes 130,680 shares issuable upon exercise of a warrant to purchase common stock.

The documentation governing the terms of the Series A Preferred Stock and warrants contains provisions prohibiting any conversion of the Series A Preferred Stock or exercise of the warrants that would result in the selling stockholders beneficially owning more than 9.99% of the outstanding shares of our common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of the outstanding shares of our common stock.

Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.

PLAN OF DISTRIBUTION

Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the NASDAQ stock market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.

Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ stock market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 50,000,000 shares of common stock, of which, as of the date of this prospectus, 10,881,788 shares were issued and outstanding and held by approximately 650 record holders. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations), in which cases Nevada law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Undesignated Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock, of which 55,000 shares have been designated as “Series A Preferred Stock” and are currently issued and outstanding (as described below). Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

Series A Preferred Stock

There are 55,000 shares of Series A Preferred Stock currently issued and outstanding. The Series A Preferred Stock is initially convertible into shares of common stock at $4.55 per share. In the event of any conversions of the Series A Preferred Stock after December 3, 2004, if the market price of our common stock is less than $4.76, then the conversion price applicable to that particular conversion shall be adjusted to a price that shall equal eighty-five percent (85%) of the market price on such conversion date; provided, that, in no event shall the adjusted conversion price be less than $3.00 per share. Until such date as this registration statement is declared effective by the SEC, holders of the Series A Preferred Stock are entitled to receive a mandatory monthly dividend at an annual rate equal to the product of multiplying (i) $100.00 per share of Series A Preferred Stock by (ii) 5%. Upon a liquidation, dissolution or winding up of Global ePoint, the holders of Series A Preferred Stock are entitled to be paid first out of the assets of the company available for distribution to the stockholders an amount equal to $100.00 per share of Series A Preferred Stock. The holders of Series A Preferred Stock have no voting rights.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Preston Gates & Ellis LLP, Irvine, California.

EXPERTS

Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2003 have been audited by Haskell & White LLP, and Moore Stephens Wurth Frazer and Torbet, LLP, independent registered public accounting firms, and have been incorporated in this prospectus by reference in reliance upon the reports of Haskell & White LLP and Moore Stephens Wurth Frazer and Torbet, LLP, pertaining to such financial statements and upon the authority of such firms as experts in auditing and accounting. Haskell & White LLP audited our financial statements as of and for the twelve month period ended December 31, 2003. Moore Stephens Wurth Frazer and Torbet, LLP audited our financial statements as of and for the twelve months ended December 31, 2002.

AVAILABLE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including Global ePoint) may be found. In addition, such material concerning the Company may be inspected at the offices of the NASDAQ stock market.

This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

•	Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2004.

•	Current Report on Form 8-K dated August 11, 2004.

•	Current Report on Form 8-K/A dated July 12, 2004.

•	Current Report on Form 8-K dated May 27, 2004.

•	Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004.

•	Current Report on Form 8-K dated May 11, 2004.

•	Current Report on Form 8-K dated May 3, 2004.

•	Annual Report on Form 10-KSB/A filed on April 29, 2004 for the year ended December 31, 2003.

•	Annual Report on Form 10-KSB filed on April 13, 2004 for the year ended December 31, 2003.

•	Current Report on Form 8-K dated April 13, 2004.

•	Current Report on Form 8-K dated February 3, 2004.

We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: Global ePoint, Inc., 339 South Cheryl Lane, City of Industry, California 91789, Attention: Toresa Lou, Chief Executive Officer, Telephone: (909) 869-1688.

PART II

INFORMATION NOT REQUIRED

IN PROSPECTUS

Item 14.	Itemized Statement of Expenses.

The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$784
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,000
Printing Fees and Expenses	$2,500
Miscellaneous	$1,500

Total	$39,784

Item 15.	Indemnification of Directors and Officers.

Nevada law and Global ePoint’s articles of incorporation and bylaws provide that Global ePoint shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

Item 16.	Exhibits.

The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.

Item 17.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Industry, State of California on September 1, 2004.

GLOBAL EPOINT, INC.

By:	/s/ TORESA LOU
Toresa Lou, Chief Executive Officer

POWER OF ATTORNEY

Each director whose signature appears below constitutes and appoints Toresa Lou, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on September 1, 2004.

Signature	Title	Date

/s/ JOHN PAN JOHN PAN	Chairman of the Board of Directors and Chief Financial Officer (Principal Financial Officer)	September 1, 2004

/s/ TORESA LOU TORESA LOU	Chief Executive Officer and Director (Principal Executive Officer)	September 1, 2004

DARRELL L. RICHARDSON	Director

/s/ JOHN YUAN JOHN YUAN	Director	September 1, 2004

/s/ WILLIAM W. DOLPH WILLIAM W. DOLPH, M.D.	Director	September 1, 2004

JONGIL KIM	Director

/s/ OWEN LEE BARNETT OWEN LEE BARNETT	Director	September 1, 2004

INDEX TO EXHIBITS

Exhibit
4.1	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Global ePoint, Inc. (incorporated by referenced to Exhibit 3.1 of our Current Report on Form 8-K filed August 11, 2004).

4.2	[Form of] Warrant to Purchase Common Stock granted to Mercator Advisory Group LLC, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP and Monarch Pointe Fund, Ltd. (incorporated by referenced to Exhibit 10.3 of our Current Report on Form 8-K filed August 11, 2004).

5.1	Opinion and Consent of Preston Gates & Ellis LLP

23.1	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1)

23.2	Consent of Haskell & White LLP

23.3	Consent of Moore Stephens Wurth Frazer and Torbet, LLP

24.1	Power of Attorney (included on Page II-3 of this Registration Statement)

II-4